SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2017

Commission File No. 1-8887

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 — 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             ☐            Form 40-F             ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into the following Registration Statement under the Securities Act of 1933, as amended, of the registrant: F-10 (File No. 333-208588).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017	TRANSCANADA PIPELINES LIMITED

	By:	/s/ Christine R. Johnston
Christine R. Johnston
Vice President, Law and Corporate Secretary

EXHIBIT INDEX

99.1

Underwriting Agreement, dated November 15, 2017, by and among TransCanada Pipelines Limited, MUFG Securities Americas Inc. and Deutsche Bank Securities Inc., for themselves and as representatives of the several underwriters named therein.